SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (date of earliest event reported): **December 11, 2003**

Adobe Systems Incorporated

(Exact name of Registrant as specified in its charter)

Delaware	**0-15175**	**77-0019522**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**345 Park Avenue
San Jose, California 95110-2704**

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(408) 536-6000**

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On December 11, 2003, the Registrant announced its financial results for its fourth quarter and fiscal year ended November 28, 2003. The press release is furnished and attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this report and the exhibit attached hereto are being furnished and shall not be deemed filed for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly stated by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADOBE SYSTEMS INCORPORATED

Date: December 11, 2003

By: /s/ MURRAY J. DEMO
Murray J. Demo
Senior Vice President and Chief
Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued on December 11, 2003 entitled "Adobe Systems Reports Record Quarterly and Annual Revenue."

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